Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Alexandria Real Estate Equities, Inc. and Alexandria Real Estate Equities, L.P. for the registration of (1) Alexandria Real Estate Equities, Inc.’s common stock, preferred stock, rights, warrants and debt securities and (2) Alexandria Real Estate Equities, L.P.’s guarantees of debt securities, and to the incorporation by reference therein of our reports dated January 29, 2024 with respect to the consolidated financial statements and schedule of Alexandria Real Estate Equities, Inc., and the effectiveness of internal control over financial reporting of Alexandria Real Estate Equities, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2023, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Los Angeles, California

February 1, 2024